Exhibit 99.1

X Financial Reports First Quarter 2024 Unaudited Financial Results

SHENZHEN, China, May 30, 2024 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Operational Highlights

	Three Months Ended March 31, 2023	Three Months Ended December 31, 2023	Three Months Ended March 31, 2024	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	24,088	26,134	21,505	(17.7)%	(10.7)%
Number of active borrowers	1,523,738	1,603,760	1,369,410	(14.6)%	(10.1)%

•	The total loan amount facilitated and originated[1] in the first quarter of 2024 was RMB21,505 million, compared with RMB24,088 million in the same period of 2023.

•	Total number of active borrowers[2] was 1,369,410 in the first quarter of 2024, compared with 1,523,738 in the same period of 2023.

	As of March 31, 2023	As of December 31, 2023	As of March 31, 2024
Total outstanding loan balance (RMB in million)	41,531	48,847	43,812
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.05%	1.57%	1.61%
Delinquency rates for all outstanding loans that are past due for 91-180 days	2.40%	3.12%	4.37%

•	The total outstanding loan balance[3] as of March 31, 2024 was RMB43,812 million, compared with RMB41,531 million as of March 31, 2023.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of March 31, 2024 was 1.61%, compared with 1.05% as of March 31, 2023.

•	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of March 31, 2024 was 4.37%, compared with 2.40% as of March 31, 2023.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loan delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of March 31, 2023, December 31, 2023 and March 31, 2024 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. All the outstanding loan balance of housing loan as of March 31, 2023, December 31, 2023 and March 31, 2024 were overdue more than 180 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

1 / 9

First Quarter 2024 Financial Highlights

(In thousands, except for share and per share data)	Three Months Ended March 31, 2023	Three Months Ended December 31, 2023	Three Months Ended March 31, 2024	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,004,934	1,192,664	1,207,974	1.3%	20.2%
Total operating costs and expenses	(677,151)	(938,472)	(831,433)	(11.4)%	22.8%
Income from operations	327,783	254,192	376,541	48.1%	14.9%
Net income	284,346	188,968	363,139	92.2%	27.7%
Non-GAAP adjusted net income	306,525	230,782	322,205	39.6%	5.1%

Net income per ADS—basic	5.94	3.90	7.44	90.8%	25.3%
Net income per ADS—diluted	5.82	3.84	7.32	90.6%	25.8%

Non-GAAP adjusted net income per ADS—basic	6.36	4.74	6.60	39.2%	3.8%
Non-GAAP adjusted net income per ADS—diluted	6.24	4.68	6.54	39.7%	4.8%

•	Total net revenue in the first quarter of 2024 was RMB1,208.0 million (US$167.3 million), representing an increase of 20.2% from RMB1,004.9 million in the same period of 2023.

•	Income from operations in the first quarter of 2024 was RMB376.5 million (US$52.2 million), compared with RMB327.8 million in the same period of 2023.

•	Net income in the first quarter of 2024 was RMB363.1 million (US$50.3 million), compared with RMB284.3 million in the same period of 2023.

•	Non-GAAP[6] adjusted net income in the first quarter of 2024 was RMB322.2 million (US$44.6 million), compared with RMB306.5 million in the same period of 2023.

•	Net income per basic and diluted American depositary share (“ADS”)[7] in the first quarter of 2024 was RMB7.44 (US$1.03) and RMB7.32 (US$1.01), compared with RMB5.94 and RMB5.82, respectively, in the same period of 2023.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the first quarter of 2024 was RMB6.60 (US$0.91) and RMB6.54 (US$0.91), compared with RMB6.36 and RMB6.24, respectively, in the same period of 2023.

Mr. Kent Li, President of the Company, commented, “We are pleased to start 2024 with a solid financial performance in the first quarter. We continued to implement our strategy of proactively and dynamically adjusting loan volumes based on close monitoring of asset quality dynamics and this, again, proved effective in securing our profitability. As a result, despite a year-over-year and quarter-over-quarter decline in the loan volume, both our top and bottom lines increased on a yearly and quarterly basis, with notable improvements in profits.”

“In the first quarter, the total loan amount facilitated and originated decreased by 11% year-over-year and 18% quarter-over-quarter to RMB22 billion, in line with our guidance. Our total outstanding loan balance was RMB44 billion at the end of March 2024. Delinquency rates for outstanding loans past due for 31-60 days and 91-180 days were 1.61% and 4.37%, respectively, at the end of the quarter, compared to 1.05% and 2.40% a year ago. The increase in overdue loans as a percentage of total outstanding loans is primarily due to lower outstanding loan balances at this quarter end as a result of the proactive control of loans facilitated and originated that we initiated in the fourth quarter of last year. Excluding the impact of the reduced loan volume, asset quality begun to stabilize during this quarter. We remain committed to closely monitor borrowers through the entire credit cycle, continuously strengthening our risk control system, and taking all necessary measures to mitigate risks.”

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares.

2 / 9

“We are confident in our future profitable growth. With stabilized asset quality, we have clearer visibility on the loan volume for 2024 under our current strategy and expect the total loan amount facilitated and originated for the full year to be around RMB100 billion. Our commitment to sustainable profitability and shareholder value creation is unwavering.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are very pleased with the solid financial results we achieved in the first quarter. Total net revenue was RMB1.2 billion, up 20% year-over-year and 1% quarter-over-quarter despite the decline in loan volumes. Thanks to our strict risk controls and improved operational efficiency, net income increased by 28% year-over-year and 92% quarter-over-quarter to RMB363 million. This once again demonstrates the effectiveness of our strategy, strong execution, and commitment to ensuring long-term profitability. Beginning this quarter, we combined borrower acquisition costs from origination and servicing expenses, indirect expenses of the borrower acquisitions from general and administrative expenses and sales and marketing expenses into borrower acquisitions and marketing expenses within total operating costs and expenses to provide a clearer breakdown of the Company’s expenses for investors. Going forward, we will continue to improve asset quality while optimizing borrower acquisition costs to drive sustainable profitability.”

“Our board of directors has authorized a new program to repurchase up to $20 million worth of our shares which will be effective from June 1, 2024 through November 30, 2025. We are confident in our position as a public company and will drive long-term returns for our shareholders.”

First Quarter 2024 Financial Results

Total net revenue in the first quarter of 2024 increased by 20.2% to RMB1,208.0 million (US$167.3 million) from RMB1,004.9 million in the same period of 2023, primarily due to growth in various disaggregated revenue compared with the same period of 2023. Please refer to analysis of disaggregation of revenue.

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2023		2024		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	580,604	57.8%	614,150	50.8%	5.8%
Post-origination service	121,273	12.1%	152,742	12.6%	25.9%
Financing income	254,056	25.3%	334,628	27.7%	31.7%
Guarantee income	-	0.0%	32,926	2.7%	100.0%
Other revenue	49,001	4.8%	73,528	6.2%	50.1%
Total net revenue	1,004,934	100.0%	1,207,974	100.0%	20.2%

Loan facilitation service fees in the first quarter of 2024 increased by 5.8% to RMB614.2 million (US$85.1 million) from RMB580.6 million in the same period of 2023, primarily due to a decrease in the impact from expected prepayment risk this quarter compared with the same period of 2023.

Post-origination service fees in the first quarter of 2024 increased by 25.9% to RMB152.7 million (US$21.2 million) from RMB121.3 million in the same period of 2023, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

3 / 9

Financing income in the first quarter of 2024 increased by 31.7% to RMB334.6 million (US$46.3 million) from RMB254.1 million in the same period of 2023, primarily due to an increase in average loan balances compared with the same period of 2023.

Guarantee income in the first quarter of 2024 was RMB32.9 million (US$4.6 million), primarily due to an increase in guarantee income arising from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in second half of 2023.

Other revenue in the first quarter of 2024 increased by 50.1% to RMB73.5 million (US$10.2 million), compared with RMB49.0 million in the same period of 2023, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in the first quarter of 2024 increased by 14.8% to RMB426.5 million (US$59.1 million) from RMB371.5 million in the same period of 2023, primarily due to the increase in collection expenses resulting from the cumulative effect of increased volume of loans facilitated and provided in the previous quarters compared with the same period of 2023.

Borrower acquisitions and marketing expenses in the first quarter of 2024 decreased by 8.7% to RMB248.4 million (US$34.4 million) from RMB271.9 million in the same period of 2023, primarily due to the decrease in the borrower acquisition costs compared with the same period of 2023.

Provision for loans receivable in the first quarter of 2024 was RMB61.5 million (US$8.5 million), compared with RMB20.4 million in the same period of 2023, primarily due to an increase in loans receivable held by the Company as a result of the cumulative effect of increased volume of loans facilitated and provided in the previous quarters compared with the same period of 2023.

Provision for contingent guarantee liabilities in the first quarter of 2024 was RMB47.9 million (US$6.6 million), primarily due to the increase in guarantee liability arising from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in second half of 2023.

Income from operations in the first quarter of 2024 was RMB376.5 million (US$52.2 million), compared with RMB327.8 million in the same period of 2023.

Income before income taxes and gain from equity in affiliates in the first quarter of 2024 was RMB426.1 million (US$59.0 million), compared with RMB330.6 million in the same period of 2023.

Income tax expense in the first quarter of 2024 was RMB65.0 million (US$9.0 million), compared with RMB52.6 million in the same period of 2023.

Net income in the first quarter of 2024 was RMB363.1 million (US$50.3 million), compared with RMB284.3 million in the same period of 2023.

4 / 9

Non-GAAP adjusted net income in the first quarter of 2024 was RMB322.2 million (US$44.6 million), compared with RMB306.5 million in the same period of 2023.

Net income per basic and diluted ADS in the first quarter of 2024 was RMB7.44 (US$1.03), and RMB7.32 (US$1.01), compared with RMB5.94 and RMB5.82, respectively, in the same period of 2023.

Non-GAAP adjusted net income per basic and diluted ADS in the first quarter of 2024 was RMB6.60 (US$0.91), and RMB6.54 (US$0.91), compared with RMB6.36 and RMB6.24 respectively, in the same period of 2023.

Cash and cash equivalents was RMB1,413.1 million (US$195.7 million) as of March 31, 2024, compared with RMB1,195.4 million as of December 31, 2023.

Recent Development

Share Repurchase Plan

The Company today announced that its board of directors (the “Board”) authorized a new program to repurchase up to $20 million of its Class A shares and its Class A ordinary shares in the form of American depositary shares (together “the Shares”). This new share repurchase program, effective from June 1, 2024 through November 30, 2025, is in addition to the existing share repurchase plan approved in March 2022, and as further amended in September 2022 and November 2022, which has approximately $5.5 million remaining. The Company did not repurchase any shares during the first quarter of 2024.

Under the new share repurchase program, the Company may repurchase the Shares from time to time through various means, including open market transactions, privately negotiated transactions, and through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The manner, timing and amount of any share repurchases will be determined by the Company's management in its discretion based on its evaluation of various factors.

Changes in the Board of Directors

On May 27, 2024, the Board approved the following changes to the composition of the Board.

Mr. Shengwen Rong has resigned from his respective positions as an independent non-executive director and chairman of the Audit Committee of the Board due to personal reason.

Mr. Zheng Xue has been appointed as the chairman of the Audit Committee of the Board to fill the vacancy resulting from Mr. Shengwen Rong’s resignation. Mr. Zheng Xue has resigned from his position as the chairman of the Nominating and Corporate Governance Committee of the Board.

Mr. Zheng Wan has been appointed as an independent non-executive director of the Board to fill the vacancy resulting from Mr. Shengwen Rong’s resignation. Mr. Zheng Wan has also been appointed as the chairman of the Nominating and Corporate Governance Committee of the Board to fill the vacancy resulting from Mr. Zheng Xue’s resignation.

5 / 9

Mr. Zheng Wan has served as a Group Director of M&A Integration at Cadence Design Systems Inc. since 2022. Mr. Zheng Wan served as a Director of M&A Integration at Snap Inc. from 2016 to 2018 and from 2020 to 2022. Mr. Zheng Wan served as a Global Director of M&A Integration at Airbnb Inc. from 2018 to 2020. Between 2006 and 2017, Mr. Zheng Wan served in multiple capacities at Google Inc., including as Finance Manager of Internal Audit and Risk Consulting, Corporate Development Manager, and Financial Planning & Analysis Manager. Mr. Zheng Wan received a master degree in political science from University of Utah in 2001 and an MBA degree from Duke University in 2004.

Business Outlook

The Company expects the total loan amount facilitated and originated for the second quarter of 2024 to be between RMB23.0 billion and RMB24.5 billion. For the full year of 2024, the Company expects the total loan amount facilitated and originated to be between RMB90 billion and RMB110 billion.

This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on May 31, 2024 (7:00 PM Beijing / Hong Kong Time on May 31, 2024).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 7, 2024:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	1086048

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

6 / 9

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024.

7 / 9

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not diff materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

8 / 9

Christensen IR

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

9 / 9

X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2023	As of March 31, 2024	As of March 31, 2024
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,195,352	1,413,065	195,707
Restricted cash, net	749,070	776,500	107,544
Accounts receivable and contract assets, net	1,659,588	1,600,970	221,732
Loans receivable from Xiaoying Credit Loans and other loans, net	4,947,833	5,339,591	739,525
Deposits to institutional cooperators, net	1,702,472	1,595,967	221,039
Prepaid expenses and other current assets, net	48,767	27,619	3,825
Deferred tax assets, net	135,958	163,441	22,636
Long-term investments	493,411	496,179	68,720
Property and equipment, net	8,642	9,552	1,323
Intangible assets, net	36,810	37,033	5,129
Loan receivable from Xiaoying Housing Loans, net	8,657	8,657	1,199
Financial investments	608,198	618,404	85,648
Other non-current assets	55,265	51,665	7,156
TOTAL ASSETS	11,650,023	12,138,643	1,681,183

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	3,584,041	3,770,872	522,259
Guarantee liabilities	61,907	94,955	13,151
Deferred guarantee income	46,597	103,665	14,357
Short-term borrowings	565,000	434,500	60,178
Accrued payroll and welfare	86,771	31,128	4,311
Other tax payable	289,819	270,968	37,529
Income tax payable	446,500	469,476	65,022
Accrued expenses and other current liabilities	595,427	607,901	84,193
Dividend payable	59,226	59,226	8,203
Other non-current liabilities	37,571	33,688	4,666
Deferred tax liabilities	30,040	39,775	5,509
TOTAL LIABILITIES	5,802,899	5,916,154	819,378

Commitments and Contingencies
Equity:
Common shares	207	207	29
Treasury stock	(111,520)	(106,682)	(14,775)
Additional paid-in capital	3,196,942	3,200,857	443,314
Retained earnings	2,692,018	3,055,157	423,134
Other comprehensive income	69,477	72,950	10,103
Total X Financial shareholders' equity	5,847,124	6,222,489	861,805
Non-controlling interests	-	-	-
TOTAL EQUITY	5,847,124	6,222,489	861,805

TOTAL LIABILITIES AND EQUITY	11,650,023	12,138,643	1,681,183

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2023	2024	2024
	RMB	RMB	USD
Net revenues
Loan facilitation service	580,604	614,150	85,059
Post-origination service	121,273	152,742	21,155
Financing income	254,056	334,628	46,345
Guarantee income	-	32,926	4,560
Other revenue	49,001	73,528	10,184
Total net revenue	1,004,934	1,207,974	167,303

Operating costs and expenses:
Origination and servicing[1]	371,484	426,547	59,076
Borrower acquisitions and marketing[1]	271,942	248,374	34,399
General and administrative[1]	38,068	38,474	5,329
(Reversal of) provision for accounts receivable and contract assets	(940)	8,655	1,199
Provision for loans receivable	20,377	61,540	8,523
Provision for contingent guarantee liabilities	-	47,893	6,633
Change in fair value of financial guarantee derivative[2]	(24,299)	-	-
Fair value adjustments related to Consolidated Trusts[2]	553	-	-
Reversal of provision for credit losses for deposits and other financial assets	(34)	(50)	(7)
Total operating costs and expenses	677,151	831,433	115,152

Income from operations	327,783	376,541	52,151
Interest income (expenses), net	(1,999)	(4,291)	(594)
Foreign exchange gain (loss)	3,018	(424)	(59)
Income (loss) from financial investments	(9,514)	50,246	6,959
Other income, net	11,332	4,046	560

Income before income taxes and gain from equity in affiliates	330,620	426,118	59,017

Income tax expense	(52,563)	(65,025)	(9,006)
Gain from equity in affiliates, net of tax	6,289	2,046	283
Net income	284,346	363,139	50,294
Less: net income attributable to non-controlling interests	-	-	-
Net income attributable to X Financial shareholders	284,346	363,139	50,294

Net income	284,346	363,139	50,294
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	2	30	4
Income from financial investments	-	2,225	308
Foreign currency translation adjustments	(7,261)	1,218	169
Comprehensive income	277,087	366,612	50,775
Less: comprehensive income attributable to non-controlling interests	-	-	-
Comprehensive income attributable to X Financial shareholders	277,087	366,612	50,775

Net income per share—basic	0.99	1.24	0.17
Net income per share—diluted	0.97	1.22	0.17

Net income per ADS—basic	5.94	7.44	1.03
Net income per ADS—diluted	5.82	7.32	1.01

Weighted average number of ordinary shares outstanding—basic	288,027,062	293,788,724	293,788,724
Weighted average number of ordinary shares outstanding—diluted	294,330,508	296,894,415	296,894,415

1 Starting in the first quarter of 2024, management has concluded to separate expenses related to borrower acquisitions from origination and servicing expenses and indirect expenses of the borrower acquisitions from general and administrative expenses to a single line item as these expenses become more and more significant and thus deemed to be useful to financial statement users. Furtherly, management has determined to embed the sales and marketing expenses, which is not considered as material, in other line item. In conclusion, management has decided to combine these two line items into one captioned borrower acquisitions and marketing expenses. Management has correspondingly conformed prior period presentation to current period presentation to enhance comparability. This change in presentation does not affect any subtotal line on the face of consolidated statements of comprehensive income.

	Three Months Ended March 31, 2023
(In thousands, except for share and per share data)	before re-grouping	after re-grouping	Changes
	RMB	RMB	RMB
Origination and servicing	633,809	371,484	(262,325)
Borrower acquisitions and marketing	-	271,942	271,942
Sales and marketing	2,038	-	(2,038)
General and administrative	45,647	38,068	(7,579)

2 Starting in the first quarter of 2024, management has considered the facts that fair value change related to financial guarantee services and Consolidated Trusts are generated from ordinary course of businesses, and has concluded to reclass the amount to captions above total operating costs and expenses. Prior to the reclassification, management classified all amount of fair value changes to captions below total operating costs and expenses. This reclassification does not have impact on net income for any prior periods presented.

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2023	2024	2024
	RMB	RMB	USD
GAAP net income	284,346	363,139	50,294
Less: Income (loss) from financial investments (net of tax of nil)	(9,514)	50,246	6,959
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-
Add: Share-based compensation expenses (net of tax of nil)	12,665	9,312	1,290
Non-GAAP adjusted net income	306,525	322,205	44,625

Non-GAAP adjusted net income per share—basic	1.06	1.10	0.15
Non-GAAP adjusted net income per share—diluted	1.04	1.09	0.15

Non-GAAP adjusted net income per ADS—basic	6.36	6.60	0.91
Non-GAAP adjusted net income per ADS—diluted	6.24	6.54	0.91

Weighted average number of ordinary shares outstanding—basic	288,027,062	293,788,724	293,788,724
Weighted average number of ordinary shares outstanding—diluted	294,330,508	296,894,415	296,894,415